FOR IMMEDIATE RELEASE

MLB ADVANCED MEDIA COMPLETES SUCCESSFUL TENDER OFFER
FOR TICKETS.COM

NEW YORK, New York and COSTA MESA, California, March 21, 2005 – MLB Advanced Media, LP (“MLBAM”), the interactive media and Internet company of Major League Baseball, announced that it has, through a wholly owned subsidiary, successfully completed its tender offer for all outstanding shares of common stock of Tickets.com, Inc. The tender offer expired at 5:00 p.m. Eastern Time on Friday, March 18, 2005. Approximately 9,699,394 shares of Tickets.com have been tendered. MLBAM has accepted for payment all of the shares validly tendered at the tender offer price of $1.10 per share.

MLBAM has also completed its acquisition of all of Tickets.com’s outstanding series F and series G preferred stock from investment entities affiliated with General Atlantic LLC.

As a result, MLBAM owns 26,757,558, or approximately 94.9%, of the 28,192,746 issued and outstanding shares of common stock of Tickets.com.

MLBAM intends to promptly complete the transaction in accordance with Delaware’s short-form merger provisions. As a result of the merger, each remaining outstanding share of Tickets.com will be converted, subject to appraisal rights, into the right to receive $1.10 in cash, without interest.

About MLB Advanced Media, LP

Established in June 2000 following a unanimous vote by the 30 Major League Baseball club owners to centralize all of Baseball’s Internet operations, MLB Advanced Media LP (MLBAM) is the interactive media and internet company of Major League Baseball. MLBAM manages the official league site, www.MLB.com, and each of the 30 individual Club sites to create the most comprehensive Major League Baseball resource on the Internet. MLB.com offers fans the most complete baseball information on the web, including up-to-date statistics, game summaries, extensive historical information, and exclusive features about Major League Baseball events and programs, including on-line ticket sales, baseball merchandise, authenticated memorabilia and collectibles, fantasy games, live and archived radio broadcasts of every game, live and archived video webcasts of entire games, pitch-by-pitch enactment of games, and hosted post-game video highlight shows.

About Tickets.com

Tickets.com is a leading global live event ticketing products and services provider for thousands of top entertainment and sports venues and teams. Among the company’s clients are respected museums, performing arts centers and entertainment destinations including the Smithsonian Institution, U.S. Holocaust Memorial Museum, Wolftrap Center for the Performing Arts and the HSBC Arena. The company services premier sports organizations including the NHL Buffalo Sabres and many Major League Baseball teams, as well as esteemed colleges and universities such as Princeton, Brown and Syracuse University. International clients include the New Zealand Postal System, the West Albion Bromwich Premiership football club in the UK, and the 2006 Olympic Winter Games in Turin, Italy via its partnership with Milan based Ticket One. Under its ProVenue Ticketing Solutions brand, Tickets.com has been “first-to-market” with cutting-edge technology products such as online ticketing, Replay Ticket Exchange™, which enables the resale of unused tickets, and fully integrated, interactive kiosk systems. Additionally through ProVenueOnline, Tickets.com empowers clients to sell tickets and control ticketing operations through private label branded Web sites. The company also provides its clients with traditional offline retail, kiosk and voice distribution channels.

Contact:

For MLB Advanced Media (MLBAM)
Jim Gallagher
212-485-3182
jim.gallagher@mlb.com

For Tickets.com
Melissa Zukerman
323-960-9170
Melissa@zukermanpr.com

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